This submission is being made solely for the purpose of establishing a registration statement for LiveWell Dynamic Annuity, currently registered on Form S-1 as Registration No. 333-278058, under a new CIK for Midland National Life Insurance Company in contemplation of a future post-effective amendment to be filed pursuant to Rule 485(a), as directed by the SEC in Release No. 33-11294; 34-100450;IC-35273; File No. S7-16-23 (“Registration for Index-Linked Annuities and Registered Market Value Adjustment Annuities; Amendments to Form N-4 for Index-Linked Annuities, Registered Market Value Adjustment Annuities, and Variable Annuities; Other Technical Amendments”), or pursuant to Rule 485(b) in accordance with Rule 485(b)(1)(vii).

Any questions on this submission should be directed to Monika Sehic of Midland National Life Insurance Company, at 515-221-4772.